FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

March 31, 2008

Item 3: News Release:

A news release dated and issued on March 31, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Closes $3,350,000 Private Placement

Item 5: Full Description of Material Change:

March 31, 2008 Vancouver, -- Pacific North West Capital Corp. (TSX: PFN, OTCBB: PAWEF, Frankfurt: P7J) (the “Company”) announces that further to its news release dated March 17, 2008, the Company is pleased to announce that it has completed its non-brokered private placement and has issued 6,000,000 flow‐through units at a price of $0.50 per unit for gross proceeds of $3,000,000. Each unit consisted of one flow‐through common share in the capital of the Company and one‐half of one non‐transferable, non flow‐through share purchase warrant.  Each whole Warrant entitles the holder to purchase one additional non flow‐through common share for a period of twelve months from the closing date at a price of $0.60 per warrant share.

In addition, the Company has also issued 700,000 units to Stillwater Mining Company at a purchase price of $0.50 per unit for gross proceeds of $350,000. Each unit consisted of one common share in the capital of the Company and one‐half of one non-transferable share purchase warrant.  Each whole Warrant entitles the holder to purchase one additional common share for a period of twelve months from the closing date at a price of $0.60 per warrant share.

The proceeds of the private placement received from the sale of the flow‐through shares will be used for drilling and exploration on the Company’s PGM and Nickel projects in Canada.

In connection with this closing, the Company has paid an aggregate of $75,000 and has issued 210,000 common shares and 300,000 share purchase warrants as a finder’s fee.  Each whole warrant entitles the holder to purchase one additional common share for a period of twelve months from the date of closing at a price of $0.60 per warrant share.

In compliance with Canadian securities law, all of the securities issued in connection with this private placement are subject to a hold period which will expire August 1, 2008.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this  31st  day of March 2008.